

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2026

David Somo
Chief Executive Officer
Ideal Power Inc.
5508 Highway 290 West, Suite 120
Austin, Texas, 78735

> **Re: Ideal Power Inc.**
> **Registration Statement on Form S-1**
> **Filed on March 27, 2026**
> **File No. 333-294696**

Dear David Somo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing